Recently Sold Paintings[1]



Albert Oehlen

Annualized Net Return

33.7% 354 days held



George Condo

Annualized Net Return

31.7% 532 days held



Sam Gilliam

Annualized Net Return

33.1% 791 days held



Invest with just $500!

DONALD JUDD


M

Market Risk-Adjusted Appreciation

Judd's Market		All Art Market		S&P 500
0.61	vs.	**0.48**	vs.	**0.55**

INVEST NOW

Investments are often compared through risk-adjusted appreciation, which is measured using the appreciation rate as well as the volatility of that investment. This is typically referred to as a "Sharpe Ratio." Volatility represents how likely you are to achieve an appreciation rate in the future, based on historical data. Higher volatility generally means more risk, and lower volatility generally means less risk.

Risk-Adjusted Appreciation: Reflects the average annualized artist market appreciation or depreciation of repeat sales at public auction for a specific artist (paintings only) minus the risk-free rate, divided by the volatility (as measured by standard deviation) of those returns in that artist's market. For any particular artist market, this reflects a time range of the earliest purchase price date for all repeat sales, ending on the last sale date for that artist for their repeat sales.

All-Art: Reflects the average of the annual returns (between 1995 - 2021 annualized) minus the risk-free rate, divided by the volatility (as measured by standard deviation) of those returns. The Masterworks Repeat-Sale Pair Index of All Art is calculated using Standard & Poor's CoreLogic Case-Shiller Home Price Indices Methodology.

S&P: Reflects the average of the annual returns (between 1995 - 2021 annualized) minus the risk-free rate divided by the volatility (as measured by standard deviation) of those returns.

Sources: Masterworks internal analysis. Bloomberg - S&P 500 is represented by SPXT Index. Risk Free rate uses the 25-year monthly average of the 3-month Treasury Bill, per FRED.

*The set of similar sales comprise artwork by Donald Judd with the following criteria: Bullnose progression sculptures which were created between 1970 to 1989, and measure 69 inches or more in length. Excluded from the set was "Untitled (DSS-296)" (1973), which sold on November 11, 2014 for $4,085,000, and as of August 16, 2022, is the top record price for a bullnose progression, and is nearly 2.5 times as much as the second highest price for a bullnose progression created after 1970. Where the buyer's premium was unavailable due to incomplete data, the respective auction house's buyer's premium rates for 2022 were applied. Where the auction house's buyer's premium was unavailable, the following buyer's premiums were applied: 10% was applied to "Untitled" (1987), which sold on February 25, 1994 at Sotheby's, New York. The data was sourced from publicly available auction records and does not include private sales.

1. In total since inception, Masterworks has sold six paintings from its collection with a net annualized IRR of 29.03%, net of fees and expenses.